SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 October 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 13 October 2009 re: Halifax Estate Agencies Limited

88
/0
9

13

October
 2009

HALIFAX ESTATE AGENCIES LIMITED

Lloyds Banking Group
plc
confirms it is in discussions with LSL Property Services plc regarding the possible sale of Halifax Estate Agencies Limited
. LSL Property Services plc is the parent company of estate agency brands Your Move, Reeds Rains and Intercounty
.

Halifax Estate Agencies Limited
offers residential estate agency services to customers across the
UK
 and comprises a network of 218 offices, including 93 franchise operations.

Lloyds Banking Group will provide a further update to the market in due course.

For further information:

Investor Relations
Michael Oliver
                                                                   +44 (0) 20 7356 2167
Director of Investor Relations
Email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe
                                                             +44 (0) 20 7356 1571
Senior Manager, Investor Relations
Email:
douglas.radcliffe
@ltsb-finance.co.uk

Media Relations
Shane O'Riordain
                                                             +44 (0) 20
7356 1
008
Group Communications Director
Email:
shane.o'riordain
@
lloydsbanking
.co
m

Amy Mankelow
                                                                  +44 (0) 20
7356 1
497
Senior Manager, Media
Relations
Email:
amy.mankelow
@lloydstsb
.co.uk

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors.

The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  13 Octoer 2009